Exhibit 1A-15.2

1810 Chapel Avenue West Suite 200 Cherry Hill, N.J. 08002 (856) 382-8550 www.lexnovalaw.com	Markley S. Roderick, Esquire Member of the NJ and PA Bar Direct Dial (856) 382-8402 mroderick@lexnovalaw.com

LIMITED LIABILITY COMPANY

September 13, 2021

Filed Via EDGAR with copy by email

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	iCross Premier LLC (the “Company”)

Draft Offering Statement on Form 1-A

Submitted July 14, 2021

File No. 367-00290

Dear Sir/Madam:

This is in response to your letter of August 10, 2021. We have copied below the comments from your letter and provided the company’s response below each comment.

Your Comment #1

General

We note your disclosure in the Executive Summary that you may change the interest rates at any time, provided that for Notes already outstanding you much give investors at least 90 days’ notice. With respect to the offer and sale of new notes, provide us an analysis as to whether offering notes at a new interest rate would result in a delayed offering. With respect to changing the interest rate for existing notes, provide us your analysis as to whether this would result in the issuance of a new security.

Our Response: The Company has decided not to provide for a change in interest rates.

Your Comment #2

General

We note that you may change the interest rates on the Notes at any time upon 90 days’ notice. Please disclose in the offering circular how you will provide notice of rate changes, and in what circumstances you will notify noteholders via offering circular supplement or post-qualification amendment.

Our Response: The Company has decided not to provide for a change in interest rates.

Your Comment #3

General

It appears that you will offer our securities through the website www.icrossfund.com. Tell us if the owner of the website is a member firm of FINRA or a broker-dealer registered under Section 15(a) of the Exchange Act. Explain the website owner’s role in the offering process including whether it will hold customer funds and securities, solicit investors, and/or provide advice to potential investors. Please also explain how the owner of the website, and any associated persons, are compensated for such activities.

Our Response:

The issuer licenses the website from iCross Holdings LLC pursuant to a royalty-free Hosting Agreement, which has been added as an Exhibit and described in the disclosure. In its capacity as the owner of the technology, iCross Holdings LLC will not hold customer funds and securities, solicit investors, or provide advice to potential investors. The owner of the technology would not be required to register as a broker-dealer, just as the owner of a building is not required to register as a broker-dealer simply because one of its tenants is selling securities.

Your Comment #4

General

Please tell us what consideration you gave to whether iCross Holdings LLC should be considered a co-issuer of an investment contract consisting of the Notes issues by iCross Premier LLC together with the management rights provided by iCross Holdings LLC. In this regard, it appears that iCross Holdings LLC owns the website on which you will offer the notes and iCross Holdings LLC will be responsible for your day-to-day operations.

Our Response:

iCross Holding LLC is the manager of iCross Premier LLC, as defined in 6 Del. C. §18-101(12). Like the board of directors of a corporation, the manager does not act on its own behalf but on behalf of the company. Just as the board of directors and the officers of Facebook act on behalf of Facebook and not themselves, iCross Holdings LLC and the officers of iCross Premier LLC act on behalf of iCross Premier LLC and not themselves. iCross Holdings LLC does not offer or provide “management rights.”

Investors will look solely to iCross Premier LLC, and not to iCross Holdings LLC, for repayment of the Notes.

Separately, iCross Holdings LLC owns and licenses the website to iCross Premier LLC, as discussed in response to your question #3.

Your Comment #5

General

Please provide us your analysis as to whether iCross Premier LLC is engaged in a distribution of securities of the Borrowers and whether the Borrowers are co-issuers of the Notes. In your response, specifically address the application of Rule 140 and whether the loans to Borrowers are securities within the meaning of Section 2(a)(1) of the Securities Act.

Our Response:

17 CFR §230.140 applies to “A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers. . . .” Even if the loans made by the Company to Borrowers were “securities,” a question discussed below, by its terms this provision could not apply to the Company, which will lend money not to one Borrower or to two or more affiliated Borrowers, but to potentially dozens of Borrowers, none of them affiliated.

Typically, Rule 140 is applied to “master-feeder” arrangements, where the purpose of one company is to raise capital for another company. That is not the case here in any respect.

If the Company were somehow subject to Rule 140, then a mutual fund or other investment company would be engaged in the distribution of the securities of every portfolio company, and every portfolio company would be a co-issuer of the investment company. To our knowledge, the staff does not interpret Rule 140 in that manner.

In Reves v. Ernst & Young, the Supreme Court distinguished between promissory notes that are securities for purposes of the Securities Act of 1933 from those that are not. The “hard money” loans the Company will make to Borrowers do not fit perfectly into any of the categories identified by Reves. On balance, however, we believe these loans should not be treated as securities for purposes of the Securities Act, for three reasons. First, Borrowers use the proceeds of the loans in the ordinary course of their real estate development businesses. Second, the loans are secured by a first mortgage on commercial real estate. Third, the Company is in the business of making these loans, not as an investment but as its sole source of revenue.

Your Comment #6

General

In Section 5.1 of our Investment Agreement, you state that if any information a purchaser has given you is inaccurate and you are damages as a result, the purchaser will indemnify you, meaning the purchaser will pay any damages. Please revise the offering circular to describe this provision. Include risk factor disclosure explaining this provision and disclose whether it applies to federal securities law claims. In addition, disclose how damages would be assessed and who would be allowed to recover (e.g., company, directors, officers, affiliates).

Our Response: The sentence you are referring to has been removed.

Your Comment #7 – Cover Page

Please revise to specify the date upon which the offering of the Notes will terminate. Additionally, disclose the arrangements regarding placing the funds received in an escrow account, as referenced in the risk factor on page 8, and identify the escrow agent. Last please revise the cover page to clarify who will sell the Notes. Refer to Item 1(e) of Part II on Form 1-A.

Our Response:

The disclosure has been revised to provide that the offering will terminate upon the earlier of a date determined by the company or the second anniversary of qualification.

The reference to an escrow account on page 8 has been deleted.

The Company is selling the Notes directly to investors, as indicated. The tabular presentation on the cover page is now exactly as indicated in Item 1(e) of Part II on Form 1-A.

Your Comment #8 – Cover Page

Please revise the cover of your preliminary offering circular to include disclosure that the offering comprises monthly and quarterly Notes, the initial interest rate for each, and other material terms of the Notes.

Our Response: The requested disclosures have been added.

Your Comment #9 – Risks of Investing, page 1

Please add a separately captioned risk factor addressing the difficulties investors may have in getting their principal returned, discussing the fact that the Notes have no maturity date and explaining the specific limitation on redemptions.

Our Response: A risk factor has been added.

Your Comment #10 – Risks of Investing, page 1

Add a separately captioned risk factor addressing the risk that because there is no minimum amount for this offering, if you raise insufficient funds to pay offering expenses, make loans and run the business, you may not have sufficient funds to pay investors interest or principal.

Our Response: A risk factor has been added.

Your Comment #11 – Regulation of Lenders, page 8

Disclosure on page 8 indicates that the loans you make will not be subject to regulation and that you will not need a license to operate. Please clarify if state lending regulations, such as those that limit interest rates or other charges, apply to your business. Please also clarify if federal or state laws may apply to your origination and servicing of loans.

Our Response: We have revised the disclosure. With respect to state laws limiting interest rates, please see the separate risk factor captioned “Interest Rate Ceilings Under State Law.”

Your Comment #12 – The Investment Agreement Limits Your Rights, page 9

We note your disclosure that the Investment Agreement specifies arbitration in Wilmington Delaware for the resolution of claims under the agreement. Please direct us to where this is described in the Investment Agreement, or revise. Describe here the exclusive forum provision found in section 8 of the Investment Agreement. State that the exclusive forum provision will not apply to claims arising under the Securities Act and Exchange Act. Direct us to where the provision discussed in the last bullet point on page 9, regarding the payment of fees and expenses for legal claims, can be found in the Investment Agreement, or revise. Disclose here that the limitations on damages provision and the jury waiver provision do not apply to claims arising under the federal securities laws.

Our Response: The Investment Agreement and the disclosures have been revised.

Your Comment #13 – The Note Indenture Limits Your Right, page 9

Please revise to state whether the provisions in the indenture related to the appointment of a representative in the event of default by the company and the related granting of power of attorney to such representative apply to claims arising under the federal securities laws. State whether the exclusive forum provision in section 12.4 of the indenture and the waiver of jury trial in section 12.5 of the indenture apply to claims arising under the federal securities laws. If any of the above-referenced indenture provisions do not apply to claims arising under the federal securities laws, revise the indenture to so state, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Our Response: The Note Indenture has been revised to clarify that it does not apply to claims arising under the Federal securities laws.

Your Comment #14 – The Note Indenture Limits Your Rights, page 9

Clarify whether notes held by investors that are affiliated with you would count towards the 25% of the holders of the Notes necessary to modify or replace the Note Indenture. Revise similarly with respect to the reference to amending provisions of the Notes on page 21. To the extent that notes held by affiliate investors will be counted in such cases, add risk factor disclosure.

Our Response: The Note Indenture and the disclosures have been revised and a risk factor added.

Your Comment #15 – Our Revenues and Expenses, page 15

Please significantly revise this section to discuss that, as mentioned on page 34, the Manager will be entitled to any profits earned by the Company.

Our Response: The disclosure has been revised. We note two points for your consideration:

●	In an offering of debt securities the net profits of the issuer always belong to the issuer and its equity owners. This offering of debt securities is no different.

●	Your statement that “[t]he Manager will be entitled to any profits earned by the Company” is correct only in context. The Manager is not entitled to the profits of the Company in its capacity as the manager of the Company as defined in 6 Del. C. §18-101(12). The Manager, iCross Holdings LLC, currently is entitled to all the profits of the Company only in its capacity as the sole owner of the Company. If the Company had more than one owner, then iCross Holdings LLC would still be the manager but would not be entitled to all the profits. It is important to distinguish between the two roles of iCross Holdings, LLC, just as an individual could own stock in a corporation and also serve as its CEO.

Your Comment #16 – Past Performance, page 16

Please provide information about delinquencies and prepayments with respect to prior programs.

Our Response: None of these prior programs has experienced prepayments or delinquencies. The table has been updated to include this information.

Your Comment #17 – Sale and Distribution of the Securities, page 24

Please revise to clarify how your plan of distribution will comply with Rule 3a4-1 under the Securities Exchange Act of 194. Please also explain the role of the Manager in the offering process. For example, tell us what activities the Manger will engage in, including written and/or oral communications. Tell us if the Manager will receive any commission of other transaction based compensation in connection with its role in the offering process.

Our Response:

The Manager will not receive any commissions or other transaction-based compensation in connection with the offering.

The principal role of the Manager in the offering will be to manage the online offering process on behalf of the Company. Of course, the Manager was also responsible for managing the submission of the Offering Statement to the SEC.

Because the offering is being conducted online, the Manager expects to have only incidental contact with prospective investors.

In short, the Manager will be responsible for conducting the online offering, just as the management team of any issuer is responsible for conducting the issuer’s offering. At the same time, the Manager will be conducting all other aspects of the Company’s business, most notably identifying and executing on real estate lending opportunities.

The Manager would not be treated as a broker-dealer under applicable SEC rulings and case law, and therefore does not require the safe harbor provided by 17 CFR §240.3a4-1, just as the CEO of a corporation conducting an offering would not be treated as a broker-dealer under applicable SEC rulings and case law. In fact, outside its obligations as the manager of the Company, I do not believe any of the conventional indicia of broker-dealers are present.

Your Comment #18 – Management Discussion, page 31

Please clarify how you will fund your operations for the next 12 months if you do not receive sufficient investments.

Our Response: The Company will tailor its operations to the amount invested.

*****

Thank you for your continued attention to this matter. Please let me know if you have further questions or need additional information.

Very truly yours,

Lex Nova Law, LLC

/s/ Mark S. Roderick
Markley S. Roderick

MSR/jae
Enclosure
cc:	Lily Guo (w/o encl.)